Exhibit 99.1

CONTACTS:
Noit Levi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Kenny Green, (646) 201 9246  | towerjazz@gkir.com

TOWERJAZZ REPORTS SECOND QUARTER 2014 RESULTS

EXCEEDED $900 MILLION ANNUAL RUN RATE WITH
40% YEAR OVER YEAR ORGANIC TOP 10 CUSTOMERS’ GROWTH

MIGDAL HAEMEK,  ISRAEL – August 4, 2014 – TowerJazz (NASDAQ: TSEM & TASE: TSEM) today reports results for the second quarter of 2014 ended June 30, 2014.

Highlights

•
Second quarter revenues of $234 million, up 76% quarter over quarter and 87% year over year; this quarter’s statement of operations report includes Tower Panasonic Semiconductor Co. (“TPSCo”) results for the first time. First half revenues of $367 million, up 54% year over year;

•
Building upon the base Panasonic business annual demand of $360-420 million, first quarter post TPSCo formation evidenced strong new 3rd party customer engagements with potential to reach incremental annual revenue run rate of beyond $100 million at high incremental margin;

•	EBITDA of $33 million for the second quarter of 2014 as compared to $26 million in the second quarter 2013;
•
Organic business growth of approximately 40% year over year for Company’s top 10 customers and 50% for its top 5 customers (excluding Micron and Panasonic) representing 20% and 11% quarter over quarter growth, respectively;

•	End of quarter cash balance of $192 million with $41 million (excluding interest payments) cash from operations generated during the second quarter and strong balance sheet ratios.

Financial Results Overview
Second quarter 2014 revenues were $234.1 million, an increase of 87% as compared with $125.2 million in the second quarter of 2013, and an increase of 76% as compared with $132.7 million in the first quarter of 2014. Revenues for the second quarter of 2014 include TPSCo revenues for the first time, as a result of closure completion on March 31, 2014.

Revenues for the first half of 2014 were $366.7 million, as compared to $237.9 million in the first half of 2013, an increase of 54%.

On a non-GAAP basis, as described and reconciled in the tables below, 2014 second quarter gross profit was $62 million, reflecting 27% gross margins, and an increase of 42% compared to $44 million in the second quarter of 2013, and an increase of 40% compared to $44.5 million in the first quarter of 2014.

On a non-GAAP basis, 2014 second quarter operating profit was $33 million, an increase of 26% as compared to $26 million in the second quarter of 2013, and an increase of 21% as compared to $27 million in the first quarter of 2014.

On a non-GAAP basis, 2014 second quarter net profit was $31 million, an increase of 70% as compared to $18 million in the second quarter of 2013, and an increase of 59% as compared to $19 million in the first quarter of 2014. 2014 second quarter non-GAAP net profit represents $0.62 earnings per share as compared to $0.47 earnings per share in the second quarter of 2013 and $0.40 earnings per share in the first quarter of 2014.

On a GAAP basis, net loss in the second quarter of 2014 was $16 million, representing $0.31 per share, as compared with a net loss of $23 million or $0.59 per share in the second quarter of 2013. GAAP net loss for the second quarter of 2014 included $4 million of non-cash cost resulting from the Nishiwaki Fab cessation of operations in Japan, which was announced in the first quarter of 2014,  and a gain from acquisition derived from the high value assigned to Tower’s stake in TPSCo of $15 million, net.

On a GAAP basis, net profit in the first half of 2014 was $23 million, representing $0.47 earnings per share, as compared with a net loss of $46 million or $1.44 loss per share in the first half of 2013. GAAP net loss for the first half of 2014 included the following one-time non-cash items: $76 million of non-cash cost due to Company’s decision to cease the operations of the Nishiwaki fab in Japan and a gain from acquisition derived from the high value assigned to Tower’s stake in TPSCo of $166 million, net.

Cash and short-term deposits as of June 30, 2014 were $192 million, as compared to $123 million as of December 31, 2013 and $183 million as of March 31, 2014. The increase in cash balance during the quarter was attributed mainly to $41 million cash generated from operating activities excluding interest payments of $10 million; investments of $15 million in fixed assets, net; and repayment of $6 million of debt, net.

The increase in cash balance during the first half of 2014 was attributed mainly to $66 million cash generated from operating activities excluding interest payments of $16 million; $58 million of cash in TPSCo associated with its establishment as of March 31, 2014; investments of $24 million in fixed assets, net; and repayment of $14 million of debt, net.

Shareholders' equity as of June 30, 2014 was $191 million as compared to $141 million as of December 31, 2013.

Outlook
TowerJazz expects revenues for its 2014 third quarter ending September 30, 2014 to be $225 million with an upward or downward range of 5%. Mid-range guidance represents 70% year over year growth. The third quarter of 2014 will be the first quarter to realize no revenue from Micron, hence the mid-range guidance represents a year over year revenue growth of 20% for all customers (excluding Micron and Panasonic) and 13% quarter over quarter growth.

During the quarter, the Company received and is now evaluating offers and opportunities to strengthen its balance sheet by exchanging its existing debt with longer term, non-equity debt vehicles.

Management Remarks
Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “The second quarter was our first integrating TPSCo activities and consolidating the revenues. There were no operational surprises against our plans and better than expected business activities. We closed negotiations with 3rd party customers, including high end CIS and top-tier IDM transfers, which should reach annual revenues of well beyond $100 million within the next 3 years. We expect these first contracts and agreements to begin volume production ramp in the second half of 2015.

The core TowerJazz business grew significantly at 50% and 40%, for our top 5 and top 10 customers, respectively, when comparing their revenues in the second quarter of 2014 to the same period of last year. For these top customers, we expect continuous growth throughout the year, with already 11% and 20%, respectively, comparing the second quarter revenues to the first quarter of 2014.

Second quarter saw a record number of masks full sets entering our Israeli and US fabs of over 240 vs. 130 for the same period of 2013. The first half of 2014 increase in new masks of 62% vs. the first half of 2013 is a definite indication that we are providing customers’ satisfaction in growing market segments, enabling continued significant growth in 2015 and 2016, as these products reach peak volume production.

We are seeing strong market demand from customers being served by all of our business units, which we are well poised to serve both organically and with the newly added operational and technical capabilities of TPSCo, enabling us to exceed our $1 billion annual revenue target.”

Teleconference and Web Cast

TowerJazz will host an investor conference call today, August 4, 2014, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the 2014 second quarter and its third quarter 2014 outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com., or by calling: 1-888-668-9141 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International).   For those who are not available to listen to the live broadcast, the call will be archived for 90 days.

As previously announced, beginning with the second quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.  This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3) Nishiwaki Fab restructuring costs and impairments, (4) amortization related to a lease agreement early termination, (5) TPSCo pre-merger costs, (6) financing expenses, net other than interest accrued, such that non-GAAP interest expenses and other financial expenses, net include only interest accrued during the reported period, whether paid or payable, (7) Gain from acquisition and (8) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures.  As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding amortization related to a lease agreement early termination, Nishiwaki Fab restructuring costs and impairment, TPSCo pre-merger costs, gain from acquisition,   interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies.  EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

About TowerJazz

Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc. and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz also owns 51% of TowerJazz Panasonic Semiconductor Co., Ltd., newly established with Panasonic Corporation. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RF CMOS, CMOS Image Sensor, integrated Power Management (BCD & 700V), and MEMS capabilities. Through TowerJazz Panasonic Semiconductor Co., TowerJazz offers best of class 65nm CMOS image sensor dark current and quantum efficiency performance as well as 45nm digital technology. TowerJazz provides a world-class design enablement platform that enables a quick and accurate design cycle. TowerJazz also offers Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing for its customers, TowerJazz operates two manufacturing facilities in Israel, one in the U.S., and three in Japan. For more information, please visit www.towerjazz.com.

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected, (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) material amount of fixed costs, debt and other liabilities and having sufficient funds to satisfy our fixed costs, debt obligations and other short-term and long-term liabilities on a timely basis, or to execute debt re-financing, restructuring and/or fundraising to enable the service of these debt and other liabilities (vi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry and our debt and in order to improve our results, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on the demand for our foundry services, including the ability to operate our fabs at very high utilization rates, (ix) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (x) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xi) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xii) the concentration of our business in the semiconductor industry, (xiii) product returns, (xiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xv) competing effectively, (xvi) achieving acceptable device yields, product performance and delivery times, (xvii) possible production or yield problems in our wafer fabrication facilities, (xviii) our ability to manufacture products on a timely basis, (xix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxi) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxiii) retention of key employees and recruitment and retention of skilled qualified personnel, (xxiv) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business locally and internationally, (xxv) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, (xxvi) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities may dilute the shareholdings of current and future shareholders, (xxvii) successfully executing our acquisitions and integrating them into our business, utilizing our expanded capacity and finding new business, including successfully operating TowerJazz Panasonic Semiconductor Co. (TPSCo), and integrating our foundry business opportunities into TPSCo fabs; (xxviii) meeting regulatory requirements worldwide; (xxix) ceasing the Nishiwaki fab operations in the course of restructuring our activities and business in Japan, including the sale of TowerJazz Japan (‘TJP’) assets in order to fund its liabilities, settling any potential claims from its employees, labor unions, suppliers, customers or other third parties amicably to avoid deviations to our estimated accruals and allowances and so that it may pay all its employee and other obligations and liabilities and any risk that may result from any legal proceeding that may required in the course of the dissolution and closure of TJP; and (xxx) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#      #      #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	June 30,	March 31,	December 31,
	2014	2014	2013
	(Unaudited)	(Unaudited)

A S S E T S
CURRENT ASSETS
Cash and designated short-term interest bearing deposits	$192,220	$182,831	$122,871
Trade accounts receivable	106,569	82,679	80,316
Other receivables	8,450	12,928	10,943
Inventories	83,689	94,453	64,804
Other current assets	38,305	60,279	11,480
Total current assets	429,233	433,170	290,414

LONG-TERM INVESTMENTS	14,386	14,132	14,494

PROPERTY AND EQUIPMENT, NET	485,177	483,525	350,039

INTANGIBLE ASSETS, NET	49,603	26,868	32,393

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	10,847	10,909	11,547
TOTAL ASSETS	$996,246	$975,604	$705,887

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short term debt	$97,128	$46,364	$36,441
Trade accounts payable	100,456	73,604	66,358
Deferred revenue	3,752	1,372	3,166
Employee related liabilities, including	80,423	80,356	25,957
Nishiwaki retirement allowance
Deferred tax	--	17,006	--
Other current liabilities	26,548	27,895	7,994
Total current liabilities	308,307	246,597	139,916

LONG-TERM DEBT	339,436	386,761	316,885

LONG-TERM CUSTOMERS' ADVANCES	6,572	6,924	7,187

EMPLOYEE RELATED LIABILITES	16,406	15,706	65,337

DEFERRED TAX LIABILITY	100,135	73,262	13,611

OTHER LONG-TERM LIABILITIES	33,925	39,244	21,703

Total liabilities	804,781	768,494	564,639

TOTAL EQUITY	191,465	207,110	141,248
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$996,246	$975,604	$705,887

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2013	2014	2013
	GAAP	GAAP	GAAP	GAAP

REVENUES	$366,725	$237,883	$234,072	$125,236

COST OF REVENUES	355,750	223,086	227,347	113,014

GROSS PROFIT	10,975	14,797	6,725	12,222

OPERATING COSTS AND EXPENSES

Research and development	21,605	16,891	14,162	7,396
Marketing, general and administrative	27,343	20,987	16,527	10,942
Nishiwaki Fab restructuring costs and impairment	75,728	--	4,269	--
Amortization related to a lease agreement early termination	--	3,732	--	1,866
Merger related costs	1,229	--	--	--

	125,905	41,610	34,958	20,204

OPERATING LOSS	(114,930)	(26,813)	(28,233)	(7,982)

INTEREST EXPENSES, NET	(16,931)	(16,332)	(8,818)	(8,305)

OTHER FINANCING EXPENSE, NET	(32,393)	(7,227)	(12,276)	(8,213)

GAIN FROM ACQUISITON	166,404	--	15,249	--

OTHER INCOME (EXPENSE), NET	203	(59)	64	201

PROFIT (LOSS) BEFORE INCOME TAX	2,353	(50,431)	(34,014)	(24,299)

INCOME TAX BENEFIT	14,020	4,393	11,566	1,412
PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	16,373	(46,038)	(22,448)	(22,887)

NON CONTROLLING INTEREST	6,702	--	6,702	--
NET PROFIT (LOSS)	$23,075	$(46,038)	$(15,746)	$(22,887)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$0.47	$(1.44)	$(0.31)	$(0.59)

DILUTED EARNINGS PER ORDINARY SHARE	$0.39

Net profit used for diluted earnings per share	$23,075

Weighted average number of ordinary
shares outstanding - in thousands, used for diluted earnings per share	59,815

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except share data and per share data)

	Three months ended		Three months ended				Three months ended
	June 30,	March 31,	June 30,		March 31,		June 30,	March 31,
	2014	2014	2014		2014		2014	2014
	non-GAAP		Adjustments (see a, b, c, d, e, below)				GAAP

REVENUES	$234,072	$132,653	$--		$--		$234,072	$132,653

COST OF REVENUES	171,672	88,162	55,675	(a)	40,241	(a)	227,347	128,403

GROSS PROFIT (LOSS)	62,400	44,491	(55,675)		(40,241)		6,725	4,250

OPERATING COSTS AND EXPENSES

Research and development	13,734	7,155	428	(b)	288	(b)	14,162	7,443
Marketing, general and administrative	15,556	9,866	971	(c)	950	(c)	16,527	10,816
Nishiwaki Fab restructuring costs and impairment	--	--	4,269		71,459		4,269	71,459
Merger related costs	--	--	--		1,229		--	1,229

	29,290	17,021	5,668		73,926		34,958	90,947

OPERATING PROFIT (LOSS)	33,110	27,470	(61,343)		(114,167)		(28,233)	(86,697)

INTEREST EXPENSES, NET	(8,818)	(8,113)	--	(d)	--	(d)	(8,818)	(8,113)

OTHER FINANCING INCOME (EXPENSE), NET	--	--	(12,276	) (d)	(20,1170	) (d)	(12,276)	(20,117)

GAIN FROM ACQUISITON	--	--	15,249		151,155		15,249	151,155

OTHER INCOME (EXPENSE), NET	64	139	--		--		64	139

PROFIT (LOSS) BEFORE INCOME TAX	24,356	19,496	(58,370)		16,871		(34,014)	36,367

INCOME TAX BENEFIT (EXPENSE)	(66)	(37)	11,632	(e)	2,491	(e)	11,566	2,454
PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	24,290	19,459	(46,738)		19,362		(22,448)	38,821

NON CONTROLLING INTEREST	6,702	--	--		--		6,702	--
NET PROFIT (LOSS)	$30,992	$19,459	$(46,738)		$19,362		$(15,746)	$38,821

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$0.62	$0.40					$(0.31)	$0.81

Weighted average number of ordinary
shares outstanding - in thousands	50,146	48,142					50,146	48,142

DILUTED EARNINGS PER ORDINARY SHARE (*)	$0.41	$0.30

(a)
Includes depreciation and amortization expenses in the amounts of $55,460 and $39,944 and stock based compensation expenses in the amounts of $215 and $297 for the three months ended June 30, 2014 and March 31, 2014, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $203 and $29 and stock based compensation expenses in the amounts of $225 and $259 for the three months ended June 30, 2014 and March 31, 2014, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $213 and $200 and stock based compensation expenses in the amounts of $758 and $750 for the three months ended June 30, 2014 and March 31, 2014, respectively.

(d)
Non-GAAP interest expenses and other financing expense, net include only interest on an accrual basis; GAAP financing expense, net for the three months ended March 31, 2014 included one-time non-cash cost of $9.8 million resulted from the Jazz Notes exchange deal dated March 2014.

(e)	Non-GAAP income tax expense include taxes paid during the period.
(*)
Fully diluted earnings per share calculation and presentation are not required under GAAP for the second quarter of 2014, since the company did not have net profits. Hence, fully diluted earnings per share is not different than basic earnings per share for the second quarter of 2014. Had fully diluted earnings per share calculation and presentation been required for the second quarter of 2014, the company would have added 7 million shares underlying its capital notes, 4 million shares underlying options and warrants, 11 million possible shares underlying notes series F due December 2015 (unless repayable with cash), 11 million possible shares underlying notes series F due December 2016 (unless repayable with cash) and 6 million possible shares underlying Jazz notes due December 2018 (unless repayable with cash).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	June 30,		June 30,				June 30,
	2014	2013	2014		2013		2014	2013
	non-GAAP		Adjustments (see a, b, c, d, e, f below)				GAAP

REVENUES	$234,072	$125,236	$--		$--		$234,072	$125,236

COST OF REVENUES	171,672	81,204	55,675	(a)	31,810	(a)	227,347	113,014

GROSS PROFIT	62,400	44,032	(55,675)		(31,810)		6,725	12,222

OPERATING COSTS AND EXPENSES

Research and development	13,734	7,256	428	(b)	140	(b)	14,162	7,396
Marketing, general and administrative	15,556	10,471	971	(c)	471	(c)	16,527	10,942
Nishiwaki Fab restructuring costs and impairment	--	--	4,269		--		4,269	--
Amortization related to a lease agreement early termination	--	--	--		1,866	(d)	--	1,866

	29,290	17,727	5,668		2,477		34,958	20,204

OPERATING PROFIT (LOSS)	33,110	26,305	(61,343)		(34,287)		(28,233)	(7,982)

INTEREST EXPENSES, NET	(8,818)	(8,305)	--	(e)	--	(e)	(8,818)	(8,305)

OTHER FINANCING EXPENSE, NET	--	--	(12,276	) (e)	(8,213	) (e)	(12,276)	(8,213)

GAIN FROM ACQUISITON	--	--	15,249		--		15,249	--

OTHER INCOME, NET	64	201	--		--		64	201

PROFIT (LOSS) BEFORE INCOME TAX	24,356	18,201	(58,370)		(42,500)		(34,014)	(24,299)

INCOME TAX BENEFIT (EXPENSE)	(66)		11,632	(f)	1,412	(f)	11,566	1,412
PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	24,290	18,201	(46,738)		(41,088)		(22,448)	(22,887)

NON CONTROLLING INTEREST	6,702	--	--		--		6,702	--
NET PROFIT (LOSS)	$30,992	$18,201	$(46,738)		$(41,088)		$(15,746)	$(22,887)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$0.62	$0.47					$(0.31)	$(0.59)

(a)
Includes depreciation and amortization expenses in the amounts of $55,460 and $31,735 and stock based compensation expenses in the amounts of $215 and $75 for the three months ended June 30, 2014 and June 30, 2013, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $203 and $75 and stock based compensation expenses in the amounts of $225 and $65 for the three months ended June 30, 2014 and June 30, 2013, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $213 and $160 and stock based compensation expenses in the amounts of $758 and $311 for the three months ended June 30, 2014 and June 30, 2013, respectively.

(d)	Non cash amortization recorded in 2013 as a result of an early termination of an office building lease contract.
(e)	Non-GAAP interest expenses and other financing expense, net include only interest on an accrual basis.
(f)	Non-GAAP income tax expense include taxes paid during the period.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Six months ended		Six months ended				Six months ended
	June 30,		June 30,				June 30,
	2014	2013	2014		2013		2014	2013
	non-GAAP		Adjustments (see a, b, c, d, e, f below)				GAAP

REVENUES	$366,725	$237,883	$--		$--		$366,725	$237,883

COST OF REVENUES	259,834	160,151	95,916	(a)	62,935	(a)	355,750	223,086

GROSS PROFIT	106,891	77,732	(95,916)		(62,935)		10,975	14,797

OPERATING COSTS AND EXPENSES

Research and development	20,889	16,603	716	(b)	288	(b)	21,605	16,891
Marketing, general and administrative	25,422	19,874	1,921	(c)	1,113	(c)	27,343	20,987
Nishiwaki Fab restructuring costs and impairment	--	--	75,728		--		75,728	--
Amortization related to a lease agreement early termination	--	--	--		3,732	(d)	--	3,732
Merger related costs	--	--	1,229		--		1,229	--

	46,311	36,477	79,594		5,133		125,905	41,610

OPERATING PROFIT (LOSS)	60,580	41,255	(175,510)		(68,068)		(114,930)	(26,813)

INTEREST EXPENSES, NET	(16,931)	(16,332)	--	(e)	--	(e)	(16,931)	(16,332)

OTHER FINANCING EXPENSE, NET	--	--	(32,393	) (e)	(7,227	) (e)	(32,393)	(7,227)

GAIN FROM ACQUISITON	--	--	166,404		--		166,404	--

OTHER INCOME (EXPENSE), NET	203	(59)	--		--		203	(59)

PROFIT (LOSS) BEFORE INCOME TAX	43,852	24,864	(41,499)		(75,295)		2,353	(50,431)

INCOME TAX BENEFIT (EXPENSE)	(103)	(190)	14,123	(f)	4,583	(f)	14,020	4,393
PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	43,749	24,674	(27,376)		(70,712)		16,373	(46,038)

NON CONTROLLING INTEREST	6,702	--	--		--		6,702	--
NET PROFIT (LOSS)	$50,451	$24,674	$(27,376)		$(70,712)		$23,075	$(46,038)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$1.03	$0.77					$0.47	$(1.44)

(a)
Includes depreciation and amortization expenses in the amounts of $95,404 and $62,701 and stock based compensation expenses in the amounts of $512 and $234 for the six months ended June 30, 2014 and June 30, 2013, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $232 and $105 and stock based compensation expenses in the amounts of $484 and $183 for the six months ended June 30, 2014 and June 30, 2013, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $413 and $364 and stock based compensation expenses in the amounts of $1,508 and $749 for the six months ended June 30, 2014 and June 30, 2013, respectively.

(d)	Non cash amortization related to an early termination of an office building lease contract.
(e)
Non-GAAP  interest expenses and other financing expense, net include only interest on an accrual basis; GAAP financing expense, net, includes (i) in 2014 - one-time non-cash cost of $9.8 million resulted from the Jazz Notes exchange deal dated March 2014; and (ii) in 2013 - one-time non-cash income of $6.5 million from the banks' extension contract signed in March 2013.

(f)	Non-GAAP income tax expenses include taxes paid during the period